Exhibit 99.1
Shinhan Financial Group’s Board made a resolution to enter into a trust agreement for acquisition of treasury shares

On September 5, 2018, the board of directors of Shinhan Financial Group Inc. resolved to enter into a trust agreement to acquire treasury shares. The details are as follows:

1.	Total contract amount: KRW 200,000,000,000
2.	Contract period: September 10, 2018 — September 9, 2019
3.	Contracting party: Samsung Securities Co., Ltd.
4.	Expected date of agreement: September 10, 2018
5.	Number of treasury shares owned as of September 4, 2018: None
6.	Date of resolution by the board of directors: September 5, 2018
7.	Brokerage company appointed for the share acquisition: Samsung Securities Co., Ltd.
8.	Limitation on the acquisition price of treasury shares as of September 4, 2018:

(Unit: KRW millions)

Items	Amount
1. Upper limit of profits available for dividends in accordance with the Korean Commercial Code(1)	5,549,852
2. Amount of treasury shares acquired since the end of the previous fiscal year	—
3. Dividends and related earnings surplus reserves resolved at the annual general shareholders’ meeting held after the end of the previous fiscal year	—

4. Quarterly/interim dividends and related earnings surplus reserves resolved at the meeting of the board of directors after the end of the previous fiscal year	—
5. Contract amount for the trust agreement	—
6. Acquisition cost of the treasury shares if disposed after the end of the previous fiscal year (moving average)	—
Limitation on the acquisition price of treasury shares (1-2-3-4-5+6)	5,549,852

(1)	As of the end of the previous fiscal year.

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